FOR IMMEDIATE RELEASE
TUESDAY, FEBRUARY 18, 1997

Contact:  Raymond S. Stolarczyk    or    Thomas E. Bentel    or    Jim Kinney
          Chairman & CEO                 President & COO           Sr. VP & CFO

                           FIDELITY BANCORP, INC.
                     ADOPTS STOCKHOLDERS' RIGHTS PLAN,
                              AMENDS BYLAWS

CHICAGO, FEBRUARY 18, 1997 - Fidelity Bancorp, Inc. (Nasdaq/NM:FBCI), the parent company of Fidelity Federal Savings Bank, today announced its board of directors has approved a Stockholders' Rights Plan.

The plan provides for a dividend distribution of one right for each share of the company's common stock to holders of record on March 3, 1997. The distribution is not a taxable event to stockholders. In general, the rights cannot be exercised unless and until 15 percent or more of the company's common stock is acquired by an individual, group or entity. The plan also applies to certain tender offers. The plan permits the company's board of directors to redeem the rights for one cent per right under various circumstances. The rights will expire no later than ten years from the date of the plan's adoption.

Among other things, the plan provides that if a person or group acquires beneficial ownership of 15 percent or more of the outstanding common stock of the company, holders of rights will be able to purchase a certain amount of the company's common stock for half of its market value. However, rights held by the 15 percent holder will become void and will not be exercisable to purchase shares at the discounted price. Additional details will be contained in a letter to be mailed to stockholders.

"Studies have shown that rights plans can enhance stockholder value in a variety of ways," said Raymond S. Stolarczyk, chairman and chief executive officer. "That is why hundreds of publicly held companies have adopted them. Fidelity Bancorp's rights plan was adopted simply as a precautionary measure to better enable our stockholders to realize the long-term value of their investment, and to provide an additional level of protection against coercive or abusive tactics," he said.

The company also announced that its board of directors has approved an amendment to Fidelity Bancorp's bylaws effective February 19, 1997, establishing a residency requirement for directors. Under the amendment, no person will be eligible for nomination, election, reelection, appointment or reappointment to the company's board of directors unless such person has been a legal resident of the Chicago, Illinois Primary Metropolitan Statistical Area for the immediately preceding twelve month period.

Stolarczyk said that the company's rights plan and the bylaw amendment were not adopted in response to any specific event or circumstance. Fidelity Bancorp's stock is traded on The Nasdaq Stock Market under the symbol "FBCI."